September 25, 2024

Jeffrey Poulton
Chief Financial Officer
Alnylam Pharmaceuticals, Inc.
675 West Kendall Street
Henri A. Termeer Square
Cambridge, MA 20142

        Re: Alnylam Pharmaceuticals, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            Filed February 15, 2024
            File No. 001-36407
Dear Jeffrey Poulton:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences